SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

January 5, 2009

Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82-      N/A

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on January 2, 2009, entitled "StatoilHydro ASA announcement regarding its outstanding debt securities".

StatoilHydro ASA announcement regarding its outstanding debt securities

Stavanger, Norway – January 2, 2009. StatoilHydro ASA (“StatoilHydro”) announced today that in connection with the transfer of legal ownership of its Norwegian Continental Shelf (“NCS”) assets to its wholly-owned Norwegian subsidiary, StatoilHydro Petroleum AS (“StatoilHydro Petroleum”), effective as of January 1, 2009 StatoilHydro Petroleum has become a co-obligor or guarantor under StatoilHydro’s debt securities (as listed below). The transfer simplifies the asset holding structure of the group and consolidates the NCS assets in a single wholly-owned legal entity.

StatoilHydro Petroleum has become a guarantor under the following securities of StatoilHydro: (i) the U.S.$250,000,000 7 7/8% Notes due 2022 and U.S.$100,000,000 6 1/2% Notes due 2023 (of which U.S.$80,000,000 are outstanding), issued under the Agency Agreement dated as of July 7, 1988; (ii) the £225,000,000 6.50% Notes due 2021 (of which £1,020,000 are outstanding) and €400,000,000 6.25% Notes due 2010 (of which €300,000,000 are outstanding), issued under the Trust Deed dated as of January 22, 1999; (iii) the €20,000,000 Step-up Notes due 2029, £225,000,000 6.125% Notes due 2028, ¥5,000,000,000 Fixed Rate Notes due 2012, €500,000,000 5.125% Notes due 2011 and U.S.$375,000,000 5.75% Notes due 2009, each issued under StatoilHydro’s EMTN Program; and (iv) the CHF 200,000,000 4% Bonds 1999-2009 (of which CHF 151,915,000 are outstanding).

StatoilHydro Petroleum has become a co-obligor under the following securities of StatoilHydro: (i) the U.S.$300,000,000 6.36% Notes due 2009, U.S.$350,000,000 9.00% Debentures due 2012 (of which U.S.$152,853,000 are outstanding), U.S.$99,522,000 9.125% Debentures due 2014, U.S.$300,000,000 7.50% Debentures due 2016 (of which U.S.$243,825,000 are outstanding), U.S.$250,000,000 6.70% Debentures due 2018, U.S.$300,000,000 7.75% Debentures due 2023, U.S.$250,000,000 7.15% Debentures due 2025, U.S.$480,512,000 7.25% Debentures due 2027, U.S.$250,000,000 6.80% Debentures due 2028, and U.S.$275,000,000 7.15% Debentures due 2029, each issued under the Indenture dated as of April 15, 1992; (ii) the U.S.$500,000,000 7.25% Debentures due 2027 (of which U.S.$15,588,000 are outstanding), issued under the Indenture dated as of July 8, 1994; and (iii) the U.S.$500,000,000 5.125% Notes due 2014, U.S.$250,000,000 7.375% Debentures due 2016 (of which U.S.$153,000,000 are outstanding) and U.S.$500,000,000 6.50% Debentures due 2028, issued under the Fiscal and Paying Agency Agreements dated as of April 27, 2004, May 7, 1996, and December 14, 1998, respectively. In addition, StatoilHydro has become a co-obligor under StatoilHydro Petroleum’s U.S.$100,000,000 9.125% Debentures due 2014 (of which U.S.$478,000 are outstanding).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: January 5, 2009	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer